SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’16 Earnings Results

I. Performance in Q4 2016 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q4 16	Q3 16	Q4 15	QoQ	YoY
Quarterly Results
Revenues	7,936	6,724	7,496	18%	6%
Operating Income	904	323	61	180%	1,392%
Income before Tax	1,065	248	31	329%	3,364%
Net Income	825	190	-14	335%	n/a

II. IR Event of Q4 2016 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4 16 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on January 24, 2017

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)

Daniel Kim, Manager, IR Team (82-2-3777-1647)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q4 16 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 16 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:	Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2016 Results

SEOUL, Korea (Jan. 24, 2017) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2016.

•	Revenues in the fourth quarter of 2016 increased by 18% to KRW 7,936 billion from KRW 6,724 billion in the third quarter of 2016 and increased by 6% from KRW 7,496 billion in the fourth quarter of 2015.

•	Operating profit in the fourth quarter of 2016 recorded KRW 904 billion, a quarter-on-quarter increase of 180% from the operating profit of KRW 323 billion in the third quarter of 2016, and a year-on-year increase of 1,392% from the operating profit of KRW 61 billion in the fourth quarter of 2015.

•	EBITDA in the fourth quarter of 2016 was KRW 1,624 billion, compared with EBITDA of KRW 1,024 billion in the third quarter of 2016 and with EBITDA of KRW 882 billion in the fourth quarter of 2015.

•	Net income in the fourth quarter of 2016 amounted to KRW 825 billion, compared with the net income of KRW 190 billion in the third quarter of 2016, and a year-on-year increase from the net loss of KRW 14 billion in the fourth quarter of 2015.

LG Display recorded its nineteenth straight quarterly operating profit at KRW 904 billion while surpassing over KRW 1 trillion in annual operating profit for the fourth year in a row. This achievement resulted from a differentiated product strategy and the company’s industry-leading technologies despite fierce competition among display manufacturers.

With the growing trends for large-size panels as well as the rise in mid- and small-size panel shipments backed by seasonality, LG Display increased revenues by 18% quarter-on-quarter to KRW 7,936 billion. In addition, the company recorded all time high operating profit to KRW 904 billion up by 1,392 percent from KRW 61 billion year-on-year driven by differentiated and high value-added products such as large-size Ultra HD panels and In-TOUCH technology, as well as by the upward trend of panel prices and a favorable foreign exchange rate.

Panels for TVs accounted for 38% of the revenue in the fourth quarter of 2016, mobile devices for 31%, tablets and notebook PCs for 17%, and desktop monitors for 14%.

With 85% in the liability-to-equity ratio, 149% in the current ratio, and 15% in the net debt-to-equity ratio as of December 31, 2016, the financial structure of the company remains stable.

LG Display achieved annual revenue of KRW 26,504 billion and annual operating profit of KRW 1,311 billion thanks to maximized profitability in 2016 with an expansion of high value-added and differentiated products and with the panel price increase trend in the second half of 2016.

LG Display’s Board of Directors decided on a dividend of KRW 500 per common share for the third year in a row in order to boost shareholder value. The decision is subject to the approval of the forthcoming Annual General Meeting of Shareholders in March, 2017.

“Panel shipments in the first quarter of 2017 are expected to decrease by a mid-single digit percentage due to some production line conversions from LCD to OLED and capacity reduction from allocating some lines for new product R&D activities. In addition, since the demand in large-size panels continues to be strong backed by the growing trends towards large-size panels, the decrease of the panel shipment is expected to be a lot sharper,” said Don Kim, CFO of LG Display. “The upwards trend of panel prices is anticipated to continue thanks to the low inventory level in the industry and the trends towards large-size panels.”

He also added, “LG Display will strengthen its leadership in OLED from both the quantity and quality perspective this year, through enhancing our large-size OLED product portfolio which reflects the advantages of OLEDs such as picture quality, design flexibility, and embedded sound systems. In addition, we will transform ourselves to the OLED business by starting mass production at Gen 6 P-OLED production line later this year, producing mid- and small-size OLED panels. We will also continue to increase the portion of premium products, such as Ultra HD and super large-size panels. Through all these efforts, we will do our best to prepare for future growth and profit generation.”

###

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 24, 2017 starting at 10:00 a.m. Korea Standard Time to announce the fourth quarter of 2016 earnings results.

Investors can listen to the conference call or watch webcast of the conference via the company website at http://www.lgdisplay.com/eng/investor/irSchedule after registration. If you wish to call-in the conference call, please visit https://events.arkadin.com/ev/APAC/kr/lgd16q4audio and follow the instructions to pre-register. If you want the webcast only, please visit https://events.arkadin.com/ev/APAC/kr/lgd16q4webcast and follow the instructions to pre-register.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has approximately 49,000 employees operating worldwide. For more news and information about display products, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Manager

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 24, 2017	By: /s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President